EXHIBIT 12

AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in Millions)

	2017	2016	2015	2014	2013
Earnings:
Pretax income	$7,414	$8,096	$7,938	$8,991	$7,888
Interest expense(a)	2,112	1,704	1,623	1,707	1,958
Other adjustments(b)	118	101	118	402	133
Total earnings	$9,644	$9,901	$9,679	$11,100	$9,979
Fixed charges:
Interest expense	$2,112	$1,704	$1,623	$1,707	$1,958
Other adjustments(c)	51	56	62	79	93
Total fixed charges	$2,163	$1,760	$1,685	$1,786	$2,051
Preferred stock dividends(d)	219	80	62	―	―
Total fixed charges and preferred stock dividends	2,382	1,840	1,747	1,786	2,051
Ratio of earnings to fixed charges	4.46	5.63	5.74	6.22	4.87
Ratio of earnings to combined fixed charges and preferred stock dividends	4.05	5.38	5.54	6.22	4.87
(a)
Included in interest expense is interest expense related to the Card Member lending, Card Member charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

(b)
For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the distributed net income of affiliates accounted for under the equity method, the non-controlling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

(c)	For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.
(d)	Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends, computed using our effective tax rate for the period.